SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a).

(Amendment No. 7)*

Gold Reserve Inc.
(Name of Issuer)
Class A Common Stock, no par value per share
(Title of Class of Securities)
38068N108

(CUSIP Number)

Brent Binge, Esq.
Steelhead Partners, LLC
800 Fifth Avenue, Suite 3700
Seattle, WA 98104
(206) 307-0910

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 3, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons	STEELHEAD PARTNERS, LLC
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a)
(b)
3.		SEC Use Only
4.		Source of Funds (See Instructions)	OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)
6.		Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With			10,099,924[1]
	7.	Sole Voting Power
0
	8.	Shared Voting Power
10,099,924[1]
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power

11.		Aggregate Amount Beneficially Owned by Each Reporting Person	10,099,924[1]
12.		Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)
13.		Percent of Class Represented by Amount in Row 11	10.2%[1]
14.		Type of Reporting Person (See Instructions)	IA

[1]This number does not include a contingent value right held by Steelhead Navigator or any underlying securities that may be issuable by the issuer to Steelhead Navigator pursuant to the terms of the contingent value right.

1.	Names of Reporting Persons	STEELHEAD NAVIGATOR MASTER, L.P.
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a)
(b)
3.		SEC Use Only
4.		Source of Funds (See Instructions)	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)
6.		Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With			8,544,573[1]
	7.	Sole Voting Power
0
	8.	Shared Voting Power
8,544,573[1]
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power

11.		Aggregate Amount Beneficially Owned by Each Reporting Person	8,544,573[1]
12.		Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)
13.		Percent of Class Represented by Amount in Row 11	8.6%[1]
14.		Type of Reporting Person (See Instructions)	PN

[1]This number does not include a contingent value right held by Steelhead Navigator or any underlying securities that may be issuable by the issuer to Steelhead Navigator pursuant to the terms of the contingent value right.

1.	Names of Reporting Persons	JAMES MICHAEL JOHNSTON
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)
3.		SEC Use Only
4.		Source of Funds (See Instructions)	OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)
6.		Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power	0

	8.	Shared Voting Power	10,099,924[1]

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	10,099,924[1]

11.		Aggregate Amount Beneficially Owned by Each Reporting Person	10,099,924[1]
12.		Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)
13.		Percent of Class Represented by Amount in Row 11	10.2%[1]
14.		Type of Reporting Person (See Instructions)	IN/HC

[1]This number does not include a contingent value right held by Steelhead Navigator or any underlying securities that may be issuable by the issuer to Steelhead Navigator pursuant to the terms of the contingent value right.

1.	Names of Reporting Persons	SCOTT BRADLEY SCHAEFER
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)
3.		SEC Use Only
4.		Source of Funds (See Instructions)	OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)
6.		Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power	0

	8.	Shared Voting Power	10,099,924[1]

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	10,099,924[1]

11.		Aggregate Amount Beneficially Owned by Each Reporting Person	10,099,924[1]
12.		Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)
13.		Percent of Class Represented by Amount in Row 11	10.2%[1]
14.		Type of Reporting Person (See Instructions)	IN/HC

[1]This number does not include a contingent value right held by Steelhead Navigator or any underlying securities that may be issuable by the issuer to Steelhead Navigator pursuant to the terms of the contingent value right.

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to shares of Class A common stock, no par value per share (the “Common Stock”), of Gold Reserve Inc., a foreign private issuer (the “Issuer”). The principal executive office of the Issuer is 999 West Riverside Avenue, Suite 401, Spokane, Washington 99201.

Item 2. Identity and Background.

This Schedule 13D is filed on behalf of Steelhead Partners, LLC (“Steelhead”), Steelhead Navigator Master, L.P. (“Steelhead Navigator”), James Michael Johnston and Scott Bradley Schaefer. Steelhead, Steelhead Navigator, Mr. Johnston and Mr. Schaefer are referred to collectively herein as the “Reporting Persons.”

The principal business address of Steelhead, Mr. Johnston and Mr. Schaefer is 800 Fifth Avenue, Suite 3700, Seattle, WA 98104. The principal business address of Steelhead Navigator is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Steelhead Navigator is an exempted limited partnership, whose investment manager is Steelhead and whose general partner is Steelhead Navigator Cayman GP, Ltd., a Cayman Islands exempted company, the sole shareholder of which is Steelhead. Steelhead is an investment adviser registered as such with the Securities and Exchange Commission (“SEC”). Mr. Johnston is portfolio manager of Steelhead Navigator a director of the Issuer, and Mr. Schaefer is Steelhead’s sole member-manager.

None of Steelhead, Steelhead Navigator, Mr. Johnston or Mr. Schaefer has during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

None of Steelhead, Steelhead Navigator, Mr. Johnston or Mr. Schaefer has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Steelhead is a Delaware limited liability company, Steelhead Navigator is a Cayman Islands exempted limited partnership, and Mr. Johnston and Mr. Schaefer are United States citizens.

Item 3. Source and Amount of Funds or Other Consideration.

No purchases were made that have not been previously reported.

Item 4. Purpose of Transaction.

The reporting persons may engage in communications with one or more officers of the Issuer and/or one or more members of the Board of Directors of the Issuer, including, by not limited to, for purposes of discussing the Issuer’s operations. Mr. Johnston serves on the Board of Directors of the Issuer.

Although the reporting persons have no specific plan or proposal to acquire or dispose of the securities of the Issuer, consistent with their investment purposes, the reporting persons at any time and from time to time, may acquire additional securities or dispose of any or all of their securities depending upon an ongoing evaluation of the investment in the securities, prevailing market conditions and other investment opportunities and may also dispose of securities for administrative reasons.

Except as indicated above, none of the reporting persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The reporting persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

(a) Steelhead Navigator beneficially owns 8,544,573 shares of Common Stock, and the percentage of Common Stock beneficially owned by Steelhead Navigator is 8.6%.

Steelhead, as (i) the investment manager of Steelhead Navigator and another client account that holds Issuer Common Stock, and (ii) the sole member of Steelhead Navigator’s general partner, and Mr. Schaefer, as the sole member-manager of Steelhead, and Mr. Johnston, as portfolio manager of Steelhead Navigator and a director of the Issuer, may be deemed to beneficially own the shares owned by Steelhead Navigator and such other client account in that they may be deemed to have the power to direct the voting or disposition of the shares owned by Steelhead Navigator and held in such other client account. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of Steelhead, Mr. Johnston or Mr. Schaefer is, for any other purpose, the beneficial owner of any such securities, and Steelhead, Mr. Johnston and Mr. Schaefer disclaim beneficial ownership as to such securities except to the extent of their respective pecuniary interests therein. For the purposes of this Schedule 13D, Steelhead, Mr. Johnston and Mr. Schaefer beneficially own 10,099,924 shares of Common Stock (which is comprised of the shares of Common Stock owned by Steelhead Navigator and the other client account managed by Steelhead), and the percentage of Common Stock beneficially owned by such reporting persons is 10.2%.

The calculation of percentage of beneficial ownership in this paragraph (a) and Item 13 of pages 2 - 5 of this Schedule 13D was derived from the Issuer’s Form 40-F filed with the SEC on April 19, 2024, in which the Issuer stated that a total of 99,548,711 shares of Common Stock were issued and outstanding as of December 31, 2023.

(b) Reference is made hereby to Items 7 to 10 of pages 2 - 5 of this Schedule, which Items are incorporated herein by reference.

(c) Not applicable.

(d) Except as set forth in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On May 3, 2024, Steelhead entered into a Shareholder Agreement with the Issuer regarding how Steelhead would vote the shares of Common Stock beneficially owned by Steelhead Navigator and another client account that holds Common Stock at the next annual meeting of shareholders.

On August 23, 2017, Steelhead reached an agreement with the Issuer regarding how Steelhead would vote the shares of Common Stock beneficially owned by Steelhead Navigator and another client account that holds Common Stock at the annual meeting of shareholders held on August 29, 2017.

On December 21, 2016, Steelhead Navigator converted $6,493,372 in principal of the Issuer’s previously-modified notes (the “Notes”) and received 2,164,457 shares of Common Stock. On July 12, 2017, Steelhead Navigator converted $4,420,705 in principal of the Notes and received 1,473,568 shares of Common Stock. On August 8, 2017, Steelhead Navigator converted $5,083,966 in principal of Notes and received 1,694,655 shares of Common Stock. In addition, on July 14, 2017, Steelhead Navigator returned for redemption $1,619,542 in principal amount of Notes for a cash redemption premium and on August 10, 2017, Steelhead Navigator returned for redemption $1,862,531 in principal amount of Notes for a cash redemption premium. Steelhead Navigator no longer holds any Notes as of the date of this filing.

On December 2, 2015, the Issuer filed a 6-K with the SEC indicating that the Issuer and certain parties, including Steelhead Navigator as a holder of the Notes, had closed a financing and third restructuring transaction (the “Third Restructuring Transaction”) pursuant to the Note Restructuring and Note Purchase Agreement (the “Third Restructuring Agreement”). Based on the revised conversion rate set forth in the Fourth Supplemental Indenture, attached as Exhibit E to the Third Restructuring Agreement, 6,493,372 shares of Common Stock would have been issued to Steelhead Navigator upon the conversion of the Notes held by Steelhead Navigator. Pursuant to the Third Restructuring Transaction, Steelhead Navigator also received (and continues to hold) a 3.506% contingent value right entitling it to this percentage of certain net proceeds from a mining data sale or arbitration award.

Previously, as described in the Schedule 13D filed by the Reporting Persons on June 20, 2014, on June 20, 2014, the Issuer filed a 6-K with the SEC indicating that the issuer and certain parties, including Steelhead Navigator as a holder of the Notes, had closed a financing and second restructuring transaction (the “Second Restructuring Transaction”) pursuant to the Subordinated Note Restructuring and Note Purchase Agreement (the “Second Restructuring Agreement”), whereby the Notes held by Steelhead Navigator were restructured for a second time.

Previously, as described in the Schedule 13D filed by the Reporting Persons on December 14, 2012, on September 18, 2012 the Issuer filed a Schedule TO with the SEC relating to the offer to certain holders of the Notes to participate in an initial restructuring of such Notes.  According to the Issuer’s Schedule TO, as amended and supplemented, holders of approximately 98.7% of the outstanding Notes (the “Large Noteholders”), including Steelhead Navigator, agreed to the terms of a restructuring transaction (the “First Restructuring Transaction” and together with the Third Restructuring Transaction and the Second Restructuring Transaction, the “Restructuring Transactions”) pursuant to the Second Amended and Restated Subordinated Note Restructuring Agreement dated September 13, 2012, among the Issuer and the Large Noteholders (the “First Restructuring Agreement”), whereby the Notes held by the Large Noteholders were first restructured.

Item 7. Material to Be Filed as Exhibits.

No.	Exhibit
1.	Gold Reserve Inc. Shareholder Agreement dated May 3, 2024
2.	Agreement Regarding Joint Filing of Statement on Schedule 13D
3.	Power of Attorney of Scott Bradley Schaefer dated March 21, 2019*
4.	Letter to Shareholders dated August 23, 2017**
5.	Second Amended and Restated Subordinated Note Restructuring Agreement, dated September 13, 2012***
6.	Subordinated Note Restructuring and Note Purchase Agreement, dated June 18, 2014****
7.	Second Supplemental Indenture*****
8.	Note Restructuring and Note Purchase Agreement, dated as of November 30, 2015******
9.	Fourth Supplemental Indenture*******

______________

*Filed as Exhibit 2 to the Steelhead Partners, LLC Amendment No. 4 to Schedule 13D filed with the SEC on March 27, 2019 and incorporated by reference herein.

**Filed as Exhibit 1 to the Steelhead Partners, LLC Amendment No. 3 to Schedule 13D filed with the SEC on August 24, 2017 and incorporated by reference herein.

***Filed as Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC on September 18, 2012 and incorporated by reference herein.

**** Filed as Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC on June 20, 2014 and incorporated by reference herein.

*****Filed as Exhibit 99.2 to the Issuer’s Form 6-K filed with the SEC on June 20, 2014 and incorporated by reference herein.

******Filed as Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC on December 2, 2015 and incorporated by reference herein.

*******Filed as Exhibit 99.2 to the Issuer’s Form 6-K filed with the SEC on December 2, 2015 and incorporated by reference herein.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2024	STEELHEAD PARTNERS, LLC By: _/s/ Brent E. Binge_________ Brent Binge, General Counsel
STEELHEAD NAVIGATOR MASTER, L.P. By: Steelhead Partners, LLC, its Investment Manager By: /s/ Brent E. Binge__________ Brent Binge, General Counsel
JAMES MICHAEL JOHNSTON /s/ Brent E. Binge_____________________ Brent Binge, Attorney-In-Fact for James Michael Johnston*
SCOTT BRADLEY SCHAEFER /s/ Brent E. Binge______________________ Brent Binge, Attorney-In-Fact for Scott Bradley Schaefer**

* Power of Attorney was previously filed with the SEC as Exhibit 2 to Amendment No. 6 to the Schedule 13D filed by Steelhead Partners, LLC with respect to Sonde Resources Corp. on October 26, 2011.

**Power of Attorney was previously filed with the SEC as Exhibit 2 to Amendment No. 4 to the Schedule 13D filed by Steelhead Partners, LLC with respect to Gold Reserve Inc. on March 27, 2019.

EXHIBITS LIST

No. 1. 2. 3. 4. 5. 6. 7. 8. 9.

Exhibit

Gold Reserve Inc. Shareholder Agreement dated May 3, 2024

Agreement Regarding Joint Filing of Statement on Schedule 13D

Power of Attorney of Scott Bradley Schaefer dated March 21, 2019*

Letter to Shareholders dated August 23, 2017**

Second Amended and Restated Subordinated Note Restructuring Agreement, dated September 13, 2012.***

Subordinated Note Restructuring and Note Purchase Agreement, dated June 20, 2014.****

Second Supplemental Indenture*****

Note Restructuring and Note Purchase Agreement, dated as of November 30, 2015******

Fourth Supplemental Indenture*******

_________________

*Filed as Exhibit 2 to the Steelhead Partners, LLC Amendment No. 4 to Schedule 13D filed with the SEC on March 27, 2019 and incorporated by reference herein.

**Filed as Exhibit 1 to the Steelhead Partners, LLC Amendment No. 3 to Schedule 13D filed with the SEC on August 24, 2017 and incorporated by reference herein.

***Filed as Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC on September 18, 2012 and incorporated by reference herein.

**** Filed as Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC on June 20, 2014 and incorporated by reference herein.

*****Filed as Exhibit 99.2 to the Issuer’s Form 6-K filed with the SEC on June 20, 2014 and incorporated by reference herein.

******Filed as Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC on December 2, 2015 and incorporated by reference herein.

******* Filed as Exhibit 99.2 to the Issuer’s Form 6-K filed with the SEC on December 2, 2015 and incorporated by reference herein.

EXHIBIT 1

GOLD RESERVE inc.

SHAREHOLDER AGREEMENT

TO: Gold Reserve Inc. ("Gold Reserve" or the "Corporation")

The undersigned, being the beneficial owner of, or having control or direction over, the number of Class A common shares in the capital of the Corporation indicated herein (each, a "Common Share") as of the date hereof, hereby agrees as follows:

(a)	The undersigned has reviewed Schedule A attached hereto describing the grant of an aggregate of 2,500,000 conditional stock options (the “Conditional Options”) to Paul Rivett, subject to the vesting terms and at the exercise price set forth therein.
(b)	The undersigned understands and acknowledges that the grant of the Conditional Options requires disinterested shareholder approval pursuant to the policies of the TSX Venture Exchange, with such approval to be obtained at the Corporation’s next annual meeting of shareholders.

(c)	The undersigned hereby agrees to vote all of the Common Shares registered in its name (and causes all of the Common Shares that are beneficially owned by it, or that it has control or direction over, to be voted in such manner) at the Corporation’s next annual meeting of shareholders in favour of the grant of the Conditional Options and an amendment to the Corporation’s current equity incentive plan to increase the number of Common Shares available for issuance to 15% of the outstanding Common Shares.

(d)	This document may be executed in as many counterparts as are necessary and all counterparts together shall constitute the agreement of the shareholders of the Corporation. Facsimile or electronically transmitted signatures shall and do hereby constitute a valid agreement of the shareholders of the Corporation with respect to the matters set forth herein.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

DATED this 3rd day of May, 2024.

STEELHEAD PARTNERS, LLC
By:	/s/ Grant Hulse
Name: Grant Hulse Title: CFO/COO

Number of Common Shares Beneficially Held or Controlled or Directed: 10,099,924

Schedule A

Name of Optionee	Number of Stock Options	Exercise Price per Share	Vesting Dates	Expiry Date
Paul Rivett	2,500,000	US$7.00	50% vests on the date that is 9 months after the date of grant and the remaining 50% vests on the date that is 18 months after the date of grant	5 years from the date of grant

EXHIBIT 2

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: May 6, 2024	STEELHEAD PARTNERS, LLC By: _/s/ Brent E. Binge___________ Brent Binge, General Counsel
STEELHEAD NAVIGATOR MASTER, L.P. By: Steelhead Partners, LLC, its Investment Manager By: /s/ Brent E. Binge___________ Brent Binge, General Counsel
JAMES MICHAEL JOHNSTON /s/ Brent E. Binge_____________________ Brent Binge, Attorney-In-Fact for James Michael Johnston*
SCOTT BRADLEY SCHAEFER /s/ Brent E. Binge_____________________ Brent Binge, Attorney-In-Fact for Scott Bradley Schaefer**

* Power of Attorney was previously filed with the SEC as Exhibit 2 to Amendment No. 6 to the Schedule 13D filed by Steelhead Partners, LLC with respect to Sonde Resources Corp. on October 26, 2011.

** Power of Attorney was previously filed with the SEC as Exhibit 2 to Amendment No. 4 to the Schedule 13D filed by Steelhead Partners, LLC with respect to Gold Reserve Inc. on March 27, 2019.